

January 2, 2013

Via Email
Kevin M. McDonald, Esq.
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
VW Credit Leasing, Ltd.
2200 Ferdinand Porsche Drive
Herndon, VA 20171

>   **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
>   **VW Credit Leasing, Ltd.**
>   **Registration Statement on Form S-3**
>   **Filed December 5, 2012**
>   **File No. 333-185282 and 333-185282-01**

Dear Mr. McDonald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

General

1. Please note that our comments to any of the base prospectuses and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one prospectus supplement apply to another prospectus supplement, make conforming revisions as appropriate. Please confirm to us in your response that you will comply with this instruction. Also, in your response to our comments, please indicate the page numbers where corresponding revisions have been made in the related prospectus supplements, or base prospectuses, as applicable.

2. Multiple issuers of securities on an unallocated shelf registration statement must allocate the amount of securities registered among the issuers and the prospectus must reflect the securities being issued by each registrant, except in limited circumstances involving securities issued by a parent and a subsidiary. See Telephone Interpretation 25S available on the sec.gov website. Please either revise the table and footnotes to indicate the amount of securities to be issued by each registrant or advise.

3. We note that, on the cover of the registration statement, you indicate that you are registering "asset-backed notes and certificates." However, the prospectus supplements only contemplate offering notes, and specifically state that the certificates issued by the issuing entities are not part of the offering. Please revise your registration statement to reflect only what you intend to offer. If you do intend to register certificates under the pending registration statement, in light of the recent federal district court ruling that the Trust Indenture Act of 1939 applies to asset-backed securities in the form of certificates, please tell us what consideration you have given or will give to the pending case regarding the application of the Trust Indenture Act of 1939 and what information you will include in the prospectus supplement for a takedown of certificates. See also note to Compliance and Disclosure Interpretation 202.01 under the Trust Indenture Act (stating that the staff is considering the interpretation in light of this ruling).

4. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

5. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

6. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

7. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

8. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Prospectus Supplement Related to the Offering of Notes Backed by Auto Loans

Summary of Terms, page S-6

9. We note in the base prospectuses that you contemplate including a revolving period. Please include bracketed language to disclose in the prospectus supplements the information required by Items 1103(a)(5)(i), (iii), (iv), (v) and (vi), as applicable.

Risk Factors

This prospectus supplement provides information regarding only the receivables as of the statistical cut-off date, page S-20

10. We note your statement that the prospectus supplement describes only the characteristics of the receivables as of the statistical cut-off date and that the characteristics of the final pool will differ, and that although they must satisfy the eligibility criteria in the transaction agreement, the assets may have been originated using credit criteria different from the criteria applied to the receivables disclosed in the prospectus supplement and may be of a different credit quality and seasoning. Please disclose here, and together with your statistical disclosure about the pool assets, when you will provide updated information about the final pool characteristics, including whether you will disclose changes pursuant to Item 6.05 of Item 8-K.

Use of Proceeds, page S-29

11. We note your disclosure on page S-29 that the depositor or its affiliates may use all or a portion of the net proceeds of the offering of the notes to pay their respective debts, including "warehouse" debt secured by the receivables prior to their transfer to the issuing entity, and for general purposes. Please disclose the amount of expenses payable from offering proceeds. Refer to Item 1107(j) of Regulation AB. Please also note that the disclosure on page S-29 appears to conflict with the disclosure on page S-37, which states that no expenses incurred in connection with the selection and acquisition of the receivables are to be payable from the offering proceeds. Please revise your disclosure to clarify.

Fees and Expenses, page S-65

12. Please update the table itemizing all fees and expenses to be paid or payable out of the cash flows from the pool assets to include the general purpose and the distribution priority of such fees and expenses. Refer to Item 1113(c) of Regulation AB.

Forward-Looking Statements, page S-83

13. Please delete your disclosure regarding forward-looking statements as the provisions to do not apply to you.

Legal Proceedings, page S-84

14. In the separately captioned section on legal proceedings on page S-84, you state that there are no legal proceedings against any of the transaction parties, including the indenture trustee and the owner trustee. However, on page S-32, you indicate that each of the owner trustee and indenture trustee are subject to various legal proceedings. Please confirm that you will update the separately captioned section on legal proceedings to accurately reflect any legal proceedings to which the indenture trustee and/or owner trustee may be subject. Refer to Item 1117 of Regulation AB.

Prospectus Supplement Related to the Offering of Notes Backed by Auto Leases

The Leases and the Leased Vehicles, page S-10

15. Please confirm that the portion of the securitized pool balance attributable to the residual value of the physical property underlying the leases, as determined in accordance with the transaction agreements for the securities does not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the measurement date.

Servicer Certificate, page S-69

16. We note that the Servicer Certificate will include information with respect to such payment date and the related collection period for any new issuance of notes or other securities backed by the included units. Please tell us how additional issuances of securities backed by the included units would be permitted considering the definition of asset-backed security in Regulation AB.

Part II

Signature Pages

17. We note that there are three (3) signatories to the registration statement for Volkswagen Auto Lease/Loan Underwritten Funding, LLC. In addition to the depositor's principal financial officer and controller or principal accounting officer, the registration statement should be signed by at least a majority of the depositor's board of directors or persons performing similar functions. The directors' agreement, attached as schedule C to the LLC agreement of Volkswagen Auto Lease/Loan Underwritten Funding, LLC which is attached as exhibit 3.2 to the registration statement, names four (4) people as the directors

of Volkswagen Auto Lease/Loan Underwritten Funding, LLC. None of the people listed as directors in the directors' agreement have signed the registration statement. Accordingly, please revise the signature page for Volkswagen Auto Lease/Loan Underwritten Funding, LLC or update the directors' agreement to reflect the correct names and number of directors. Refer to General Instruction V.B. of Form S-3.

18. Please revise the signature page for VW Credit Leasing, Ltd. The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer. Refer to General Instruction V.B. of Form S-3.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michelle Stasny, Special Counsel in the Office of Structured Finance, at (202) 551-3674 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel